EXHIBIT (a)(5)(ii)
                                                              ------------------

                               GIBBS HOLDINGS, LLC

                           Offer to Purchase for Cash
              Shares of Common Stock of Redwood Microcap Fund, Inc.
                     at a Purchase Price of $1.60 Per Share
                         THE OFFER AND WITHDRAWAL RIGHTS
               EXPIRE AT 5:00 P.M., DENVER TIME, ON MAY 25, 2005,
                          UNLESS THE OFFER IS EXTENDED

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated April 25, 2005, in connection with the offer by Gibbs Holdings, LLC to purchase Redwood Microcap Fund, Inc. shares of common stock, $0.001 par value per share, at a price of $1.60 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase

All shares properly tendered and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer. See Sections 1, 2 and 5 of the Offer to Purchase.

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

We call your attention to the following:

1. The offer is for all of the outstanding shares not already owned by Gibbs Holdings, LLC or by a subsidiary of Redwood Microcap Fund, Inc.

2. Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Gibbs Holdings, LLC pursuant to the offer.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.

Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., Denver time, on May 25, 2005, unless Gibbs Holdings, LLC extends the offer.

The offer is being made to all holders of shares. Gibbs Holdings, LLC is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Gibbs Holdings, LLC becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Gibbs Holdings, LLC will make a good faith effort to comply with the law. If, after a good faith effort, Gibbs Holdings, LLC cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction.


                                       1